AP EVENT INC.
                                Husovo namesti 7,
                              Okres Praha - Zapad,
                              Czech Republic 25301
                                Tel. 702-970-3370

October 23, 2015

Mr. Ryan Adams
United States
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re: AP Event Inc.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed October 7, 2015
    File No. 333-206745

Dear Mr. Adams,

     AP Event Inc. (the "Company") herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated October 19, 2015 (the "Comment Letter"), with reference to the Company's amendment number 1 to the registration statement on Form S-1 filed with the Commission on October 7, 2015.

     In   addition   to  the  Amended   Registration   Statement,   the  Company
supplementally responds to all the Commission's comments as follows (the term "our" or "we" as used herein refers to the Company):

General

1. Based on the information you have provided in the filing, it appears that you are a shell company as defined in Rule 405 under the Securities Act. We do note your response to our prior comment 2 that you "have started to negotiate agreements with potential customers and have already signed the first agreement with Dnihlujis A Partneri on August 19, 2015 and were prepaid $3,000 according to agreement." Also, we note the date of the musical performance for that agreement has passed. However, we continue to note that you have minimal assets and nominal operations. In this regard, we also note your response to our prior comment 8 that you "do not have sufficient capital to commence operations." Please also reconcile your response to our prior comment 2 with your disclosure on page 15 that you have generated "no revenue to date" and that "no revenues are anticipated until we complete our initial business development," and your disclosure on page 18 that "[n]o substantial revenues are anticipated until we have completed the financing from this offering and implemented our plan of operations."
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RESPONSE:  We note your argument to our prior response and respectfully disagree that activities that the registrant has undertaken in the furtherance of its planned business can be classified as nominal operations. We do not believe that the registrant is a "shell company" as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended. Based on our representations and the disclosure in the registration statement, management is of the opinion that the registrant would not be deemed as a shell company, for the following reasons:

1. Since inception, the registrant's management has devoted a significant amount of time to the development of the business plan, research into the potential market, raising of capital, finding its customers and conclusion of agreements with them.

2. Since inception, the registrant has actively pursued its business plan, which is inconsistent with the business plan of a shell company. As described in the registration statement, the registrant operates business in of travel agency providing concert tours. The registrant does not intend to solely engage in any activities, which would be consistent with the business plan of a shell company.

3. Our Sole officer and director has specific background experience in our line of business as stated in the S-1.

4. On August 19, 2015 we have signed the Agreement with "Dnihlujis A Partneri" and as a result of this agreement we have generated $3,000 of revenue as stated in our unaudited financial statement for the period from October 16, 2014 (Inception) to September 30, 2015. We are in the process of negotiating new contracts.

5. On October  22,  2015 we have signed the second  Agreement  with  "Myzedtorg,
SRO".

6. We have already started operations and continue to develop our business and our assets consist not only of cash.

7. We have organized our first concert tour according to the agreement with "Dnihlujis A Partneri" therefore we have tested our business model. Our management continues to move forward with the business plan and recognize the business model as effective.

The Registrant does not believe that such activities and the various other activities it has undertaken in the furtherance of its planned business that it can be classified as "shell company".

We have also exclude the statements that "we do not have sufficient capital to commence operations", that we have generated "no revenue to date" and that "no substantial revenues are anticipated until we have completed the financing from this offering and implemented our plan of operations."

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
Description of Business, page 19

2. We note your disclosure on page 19 that you "keep in mind bringing American citizens to mentioned tours . . . [and] might attract European tourists to the most important music events on the territory of the USA," and on page 20 that you "might plan a music event of our own" and "might invite various music world stars to perform alongside local amateur bands" and that such projects "might demand a detailed business plan of its own, but we intend to incorporate it in our services later on." Please remove these and any similar references to speculative plans for which you currently have no business plan or briefly expand to explain the steps, timeline and financing needed for these plans.

RESPONSE:   We  have  removed  the  mentioned  statements  and  any  similar  to speculative plans for which we currently have no business plan.

Plan of Distribution, page 25

3. We note your response to our prior comment 12 and reissue in part. Please remove the following reference: "Under Paragraph 3a4-1(a)(4)(iii), our sole officer and director must restricts his participation to any one or more of the following activities:"

RESPONSE: We have removed the reference to the Paragraph 3a4-1(a)(4)(iii).

Consent of Independent Registered Accountant

4. Please include a currently dated consent of your independent registered accountant in an amendment to your Form S-1 registration statement.

RESPONSE: We have included a currently dated consent from our independent registered accountant in the amendment number 2 to our Form S-1 registration statement.

Exhibit 99.1

5. Please refer to the first paragraph. Please remove the reference to the purchaser of the securities acknowledging that he has read the prospectus.

RESPONSE: We have removed the reference to the purchaser of the securities acknowledging that he has read the prospectus.

Please direct any further comments or questions you may have to the company at savdengroup@yandex.com

Thank you.

Sincerely,


/s/ August Petrov
-----------------------------------
August Petrov, President

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